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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1933

                             TECHNEST HOLDINGS, INC.
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                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                    878379106
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                                 (CUSIP NUMBER)

                           MARKLAND TECHNOLOGIES, INC.
                              #207 54 Danbury Road
                              Ridgefield, CT 06877
                                  203-894-9700
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 14, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP # 878379106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         MARKLAND TECHNOLOGIES, INC.
         I R.S. Employer Identification No. - 84-1331134

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [  ]

         (b)  [  ]

3.       SEC Use Only

4.       Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         Florida

7.       Sole Voting Power          412,650,577 shares (See Item 5)(1)

Number of Shares Beneficially Owned by Each Reporting Person With

8.       Shared Voting Power        0 shares (See Item 5)

9.       Sole Dispositive Power     412,650,577 Shares (See Item 5)(1)

10.      Shared Dispositive Power   0 shares (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 435,855,837 shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.      Percent of Class Represented by Amount in Row (11) 98.6%

14.      Type of Reporting Person (See Instructions) CO

--------------
(1) Mr. Tarini may be deemed the indirect beneficial owner of 412,650,577 shares of Technest common stock held by Markland. Mr. Tarini disclaims beneficial ownership of these shares.

CUSIP # 878379106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         ipPartners, Inc.
         I.R.S. Identification No.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [  ]

         (b)  [  ]

3.       SEC Use Only

4.       Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         Rhode Island

7.       Sole Voting Power          23,203,260 shares* (see item 5)

Number of Shares Beneficially Owned by Each Reporting Person With

8.       Shared Voting Power        435,855,837 shares* (see item 5) (1)

9.       Sole Dispositive Power     23,203,260 shares* (see item 5)

10.      Shared Dispositive Power   435,855,837 shares* (see item 5) (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         435, 855,837 SHARES*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.      Percent of Class Represented by Amount in Row (11) 98.6%

14.      Type of Reporting Person (See Instructions) IP


---------------
* Shares owned by ipPartners Inc,. may be deemed to be beneficially owned by Robert Tarini, the President and sole shareholder of ipPartners Inc.

CUSIP # 878379106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         ROBERT TARINI

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  [  ]

         (b)  [  ]

3.       SEC Use Only

4.       Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         US

7.       Sole Voting Power          23,203,260 shares (see item 5)

Number of Shares Beneficially Owned by Each Reporting Person With

8.       Shared Voting Power        435,855,837 shares (see item 5)(1)

9.       Sole Dispositive Power     23,203,260 shares (see item 5)

10.      Shared Dispositive Power 435,855,837 shares (see item 5)(1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         435,855,837 shares (see item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.      Percent of Class Represented by Amount in Row (11) 98.6%

14.      Type of Reporting Person (See Instructions) IN


---------------
* Shares owned by ipPartners Inc,. may be deemed to be beneficially owned by Robert Tarini, the President and sole shareholder of ipPartners Inc.

EXPLANATORY NOTE

In connection with a series of transactions completed on February 14, 2005 involving Technest , Markland and Genex Technologies, Inc. ("Genex") (the "Genex Transaction") and described in Markland's and Technest's current reports on Form 8-K dated February 14, 2005 (SEC File Nos. 000- 28863 and 000- 27023
respectively) (each "Technest Form 8-K" or "Markland Form 8-K", as applicable, and together the "Forms 8-K") filed with the SEC on February 15, 2005: Markland acquired a controlling interest in Technest, a public company with no operations, simultaneously with and conditioned upon Technest's acquisition of all of the capital stock of Genex, a private company with expertise in imaging and surveillance whose primary customer is the U.S. Department of Defense. Technest financed the acquisition of Genex through the private placement of securities to sophisticated investors (the "Investors" as defined below) in accordance with the terms of a securities purchase agreement dated February 14, 2005 between Markland and the Investors (the "Investors' Securities Purchase Agreement"). The Investors included Southridge Partners LP, Southshore Capital Partners Limited, DKR Soundshore Oasis Holding Fund, Ltd., DKR Soundshore Strategic Holding Fund, Ltd., ipPartners, Inc., Verdi Consulting, Inc., and Deer Creek Fund LP. One of the Investors was ipPartners, Inc., a company founded and controlled by Robert Tarini, Markland's and Technest's Chief Executive Officer and Chairman of the Board of Directors.

ITEM 1.       SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.001 par value per share, of Technest Holdings, Inc., a company incorporated under the laws of the State of Nevada ("Technest"). Technest's principal office is located at 90 Grove Street, Suite #205, Ridgefield, Connecticut 06877. Based upon the information set forth in Technest current report on Form 8-K filed with the SEC on February 15, 2005, as of February 14, 2005, there were 442,059,477 shares of Technest common stock issued and outstanding.

ITEM 2.       IDENTITY AND BACKGROUND

a) (This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons" and individually a "Reporting Person"): (i) Markland Technologies, Inc. ("Markland"), a public company incorporated under the laws of the State of Florida (ii) ipPartners Inc.("ipPartners"), a private company incorporated under the laws of the State of Rhode Island; and (iii) Robert Tarini, an individual.

     Markland is a public company with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following information with respect to the executive officers and directors of Markland is set forth in Schedule A attached hereto: (i) name; (ii) business address; (iii) principal occupation or employment and the name, principal business and address in which such employment is conducted; and (iv) citizenship. With the exception of Mr. Tarini, this information is being provided solely by reason of Instruction C to Schedule 13D.

     ipPartners is a private company that provides services as a business analyst and consultant. It was founded by Mr. Tarini in May 2001. Mr. Tarini has served as has served as its President since May 2001 and is the sole shareholder of ipPartners.

     Robert Tarini has served as Markland's Chief Executive Officer since November 14, 2003 and as Chairman of the Board of Directors since December 9, 2002. Mr. Tarini is also the Chief Executive Officer and Chairman of the Board of Directors of Technest and Chief Executive Officer of Genex, since February 14, 2005. Mr. Tarini is also involved in other business activities. In May 2001, Mr. Tarini founded ipPartners and has served as its President to present. ipPartners specializes in the development of acoustic remote sensing devices. Mr. Tarini is the Chief Executive Officer and a minority shareholder of Syqwest, Inc., a company that specializes in the development of acoustic remote sensing devices, as its Chief Executive Officer and Chief Operating Officer. Since 1999, Mr. Tarini serves as the Chief Executive Officer of Ocean Data Equipment Corporation, where he has overseen the design and development of a complete line of scientific instruments targeted for geophysical and hydrographic research, and developed a remote sensing technique, which is currently being developed for application in detecting illicit materials. He is also a minority shareholder in Ocean Data. His principal occupation is to serve as Chief Executive Officer and director of Markland and Technest.

     Markland and ipPartners are direct beneficial owners of 93.4% and 4.999% of Technest common stock respectively.

     Mr. Tarini is not the direct beneficial owner of shares of Technest common stock. However, the indirect beneficial ownership interests of Mr. Tarini are being reported in this Schedule 13D pursuant to Rules 13d-1 and 13d-3 . Specifically, Rule 13d-1(a) promulgated under the Exchange Act requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security registered under Section 12 of the Exchange Act to file a Schedule 13D. Mr. Tarini, as sole shareholder and President of ipPartners, is the indirect beneficial owner of 4.999% of Technest common stock. Pursuant to Rules 13d-3 and 13d-5, Mr. Tarini's holdings in Technest are aggregated with Markland's holdings in Technest. As a result, the answers provided in blocks 8, 10, 11, and 13 on pages 1, 2 and 3 and related responses in Item 5 below are given on the basis of the "indirect" beneficial ownership referred to in such Rules based on Markland's and ipPartners' direct beneficial ownership of Technest common stock and the relationships between these entities and Mr. Tarini. However, Mr. Tarini disclaims beneficial ownership over 412,650,577 shares of Technest common stock beneficially owned by Markland.

     The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims membership in a group; and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

b) The business address of Markland is 54 Danbury Road, Suite #207, Ridgefield, Connecticut 06877. The business address of ipPartners is P.O. Box 1490, Coventry, RI 02816. The business address of Mr. Tarini is 88 Royal Little Drive, Providence, RI 02904.

c) Markland is a homeland security and defense contractor. Markland is the successor to a variety of businesses dating back to 1995. Markland's business, as it exists today, consists of the following business areas: sensor systems for military and intelligence applications; chemical detectors; border security systems; imaging and surveillance; and advanced technologies.

     ipPartners is a private company that provides services as a business analyst and consultant.

     Mr. Tarini's principal occupation or employment and the name, principal business and address in which such employment is conducted has been provided in Items 2(a)(b.) and (c) and Schedule A.

d) To the best knowledge of the Reporting Persons, none of the Reporting Persons, or any of the persons listed in Schedule A have, during the last five years, been convicted in a criminal proceeding.

e) To the best knowledge of the Reporting Persons, none of the Reporting Persons or any of the persons listed in Schedule A have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Mr. Tarini is a United States citizen. Markland is a public company incorporated under the laws of the State of Florida. ipPartners is a private company incorporated under the laws of the State of Rhode Island.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with the Genex Transactions and pursuant to a series of transactions involving Technest which occurred on February 14, 2005, and are described in Technest Form 8-K ( which description is incorporated herein by reference):

         1. Markland acquired 412,650,577 shares of Technest common stock in exchange for 10,168,764 shares of Markland common stock and Markland's agreement to issue shares of Markland's common stock upon conversion of the Technest Series B preferred stock in accordance with the terms of a securities purchase agreement between Markland and Technest dated February 14, 2005 (the "Securities Purchase Agreement"); and

         2. ipPartners, a company wholly owned and controlled by Mr. Tarini, paid $625,000 and received 143,678 shares of Technest Series C preferred stock convertible into Technest common stock; warrants to purchase 30,341,954 shares of Technest common stock and 143,678 shares of Technest Series B preferred stock convertible into shares of Markland's common stock in accordance with the terms of a Investors' Securities Purchase agreement. The funds for the purchase of the 143,678 shares by ipPartners of Technest Series C preferred stock; warrants to purchase 30,341,954 shares of Technest common stock and 143,678 shares of Technest Series B preferred stock were obtained from the working capital of ipPartners, Inc.

ITEM 4.       PURPOSE OF TRANSACTION

On February 14, 2005, ipPartners acquired the Technest securities described in
Item 5 of this Schedule 13D for investment purposes. On February 14, 2005, Markland acquired a controlling interests in Technest simultaneous with and conditioned upon the Technest acquisition of Genex. Markland structured the acquisition of Genex through the purchase of a controlling interest in Technest to comply with covenants in financing agreements and to facilitate the financing of the acquisition. Markland intends to continue to use the assets of Genex, a private company with expertise in imaging and surveillance whose primary customer is the U.S. Department of Defense, for that purpose. Markland does not intend to take Technest private.

Markland's investment in Technest was negotiated by Markland senior management, including Mr. Tarini and was approved by a unanimous vote of the Board of Directors of Markland including, Dr. Mackin and Mr. Ducey, neither of whom has an interest in the transaction.

Upon giving effect to the Genex Transaction, Mr. Tarini was appointed the Chief Executive Officer and a director of Technest. Technest's only other director is Mark Allen. In addition, Gino M. Pereira, Markland's Chief Financial Officer, was appointed Chief Financial Officer of Technest. Also, Dr. Joseph P. Mackin, Markland's Chief Operating Officer and a Director of Markland, was appointed President of Technest. On February 14, 2005, the Board of Directors of Technest resolved to form an Executive Committee of the Board of Directors of which Mr. Tarini is the sole member. Mr. Tarini did not enter into an employment agreement with Technest. However, upon giving effect to the Genex Transaction, Mr. Tarini is eligible to participate in Technest equity compensation plans ("the Plans"). These Plans provide for the issuance of Technest shares of commons stock subject to the conditions described in these Plans. Copies of the Plans have been previously filed with the SEC and the Plans and a description of the Plans are being incorporated by reference herein.

In connection with the Genex Transactions, the Board of Directors of Technest and the holders of a majority of the common stock of Technest approved a 1 for
211.18 reverse split of Technest's outstanding common stock. The reverse split will become effective not less than 20 days after an information statement relating to the reverse split is mailed to the stockholders of Technest in accordance with Section 14C of the Exchange Act. Markland does not intend to take Technest private.

The Reporting Persons will monitor and evaluate, among other things, their investment in Technest in light of pertinent factors, including but not limited to, market conditions, general investment policies, subsequent developments affecting Technest and the general business and future prospects of Technest.

Except as described in this Items 3, 4 and in 6 which are incorporated herein by reference, the Reporting Persons do not have plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Technest or any of its subsidiaries or the disposition of securities of Technest or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Technest or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Technest or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of Technest or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of Technest; (vi) any other material change in Technest's business or corporate structure (vii) any changes in Technest's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Technest by any persons; (viii) causing a class of securities of Technest to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of Technest becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to change their investment intent, and either individually or together with one or more of the other stockholders of Technest, determine in the future to take or cause to be taken one or more of the foregoing actions.

THE GENEX TRANSACTION HAS BEEN DESCRIBED IN FURTHER DETAIL IN ITEMS 1.01; 2.01 AND 3.01 OF MARKLAND FORM 8-K AND ITEMS 1.01, 2.01, 3.01, 5.01, 5.02 AND 5.03 OF
TECHNEST FORM 8-K. THE AGREEMENTS ENTERED INTO IN ORDER TO EFFECT THE GENEX TRANSACTION HAVE BEEN DESCRIBED AND PREVIOUSLY FILED WITH THE SEC AS EXHIBITS TO TECHNEST FORM 8-K. THESE AGREEMENTS (WHICH ARE LISTED IN ITEM 7 HERETO) AND THE FORMS 8-K ARE BEING FILED AS EXHIBITS TO THE SCHEDULE 13D AND ARE BEING INCORPORATED HEREIN.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         a) As of the date hereof, the Reporting Persons have the following interest in securities of Technest:

                  1. Markland is the direct beneficial owner of 412,650,577 shares of Technest common stock making it the beneficial owner of approximately 93.4% of Technest common stock.

                  2. ipPartners is the direct beneficial owner of 23, 203, 260 shares of Technest common stock or 4.999% of Technest common stock. This number includes 143,678 shares of Technest Series C preferred stock convertible into shares of Technest common stock and warrants to purchase 30,341,920 shares of Technest common stock held by ipPartners which are exercisable within 60 days.

                  3. Mr. Tarini may be deemed the indirect beneficial owner of an aggregate of 435,855,837 shares of Technest common stock or 98.6% of Technest common stock for the following reasons: Mr. Tarini, as President and sole shareholder of ipPartners, is an indirect beneficial owner of 23, 203, 260 shares of Technest common stock or 4,99% of Technest common stock. In addition, Mr. Tarini, as Chief Executive Officer and Director of Markland, may also be deemed also the beneficial owner of 412,650,577 shares of Technest common stock. As a result, Mr. Tarini may be deemed the indirect beneficial owner of 98.6%.

                  4. The Reporting Persons may be deemed to beneficially own an aggregated 98.6% of Technest common stock.

         b) The table below sets forth for the Reporting Persons the number of shares of common stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

-------------------------------------------------------- --------------------- ------------------- -------------------
                                                               MARKLAND            ipPARTNERS          MR. TARINI
                                                                                    (3)(4)(5)           (3)(4)(5)
-------------------------------------------------------- --------------------- ------------------- -------------------
Sole power to vote or to direct the vote                    412,650,577(1)(8)      23,203,260 (2)      23,203,260 (6)
-------------------------------------------------------- --------------------- ------------------- -------------------

Shared power to vote or to direct the vote                            0           435,855,837 (7)     435,855,837 (7)
-------------------------------------------------------- --------------------- ------------------- -------------------

Sole power to dispose or to direct the disposition           12,650,577(1)(8)      23,203,260 (2)      23,203,260 (6)
-------------------------------------------------------- --------------------- ------------------- -------------------

Shared power to dispose or to direct the disposition                  0           435,855,837 (7)     435,855,837 (7)
-------------------------------------------------------- --------------------- ------------------- -------------------

_____________________
Notes to the table:

(1) Or approximately 1,954,022 shares of Technest common stock after giving effect to the reversed stock split described in Item 4 of the Schedule 13D.

(2) Or approximately 2,063,906 shares of Technest common stock after giving effect to the reversed stock split described in Item 4 of the Schedule 13D.

(3) Assumes that a sufficient number of shares of Technest common stock have been authorized and will be available to be issued upon exercise of the warrants or conversion of the Series C preferred stock help by ipPartners.

(4) The conversion rate of the Series C preferred stock may change upon the occurrence of future events. These events are described in Section 2(c) of the Series C preferred stock certificate of designation that is attached hereto as and exhibit and is incorporated herein by reference.

(5) The exercise of the warrant and the conversion of the Series C preferred stock are limited in that the number of shares of common shares that may be acquired by the holder upon any exercise or conversion shall be limited to the extent necessary to insure that, following such exercise or conversion, the total number of shares of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder's for purposes of Section 13(d) of the Exchange Act does not exceed 4.999% of the total number of issued and outstanding shares of common stock. However, by written notice, a holder may waive these limitations as to itself but any such waiver will not be effective until the 65th day after delivery thereof, provided that, in no event shall the number of shares of common stock that may be acquired by a holder and its affiliates (including, but not limited to, any person who may be deemed an affiliate for purposes of aggregation under Rule 144(e) promulgated under the Securities Act of 1933, as amended) exceed 9.999% of the outstanding shares of the common stock following such conversion.

(6) Mr. Tarini may be deemed the beneficial owner of 49,112,262 of common stock without regard to the 4.999% limitation. However, In no event shall the number of shares of common stock that may be acquired by a holder and its affiliates (including, but not limited to, any person who may be deemed an affiliate for purposes of aggregation under Rule 144(e) promulgated under the Securities Act of 1933, as amended) exceed 9.999% of the outstanding shares of the common stock following such conversion.

(7) Mr. Tarini may also be deemed the indirect beneficial owner of an aggregate of 461,762,839 shares of Technest common stock without giving effect to the 4.99% limitation. This is because Mr. Tarini, as President and sole shareholder of ipPartners, is an indirect beneficial owner of 49,112,262 shares of Technest common stock (See Note 6). In addition, Mr. Tarini, as Chief Executive Officer and Director of Markland, may also be deemed also the beneficial owner of 412,650,577 shares of Technest common stock.

(8) However, Mr. Tarini disclaims beneficial ownership over 412,650,577 shares of Technest common stock beneficially owned by Markland.

c) There were no purchase or sale of Technest common stock by the Reporting Persons within the last sixty (60) days except for the transactions described in Item 3 of this Schedule 13D:

       1. On February 14, 2005, Markland acquired 412,650,577 shares of Technest common stock in exchange for 10,168,764 shares of Markland common stock and Markland's agreement to issue shares of Markland's common stock upon conversion of the Technest Series B preferred stock in accordance with the Securities Purchase Agreement.

       2. On February 14, 2005, ipPartners, a company wholly owned and controlled by Mr. Tarini, paid $625,000 and received 143,678 shares of Technest Series C preferred stock convertible into Technest common stock; warrants to purchase 30,341,954 shares of Technest common stock and 143,678 shares of Technest Series B preferred stock convertible into shares of Markland's common stock in accordance with the Investors' Securities Purchase Agreement.

5( d) and 5e): not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In order to make an equity investment in Technest common stock, the Reporting Persons, directly or indirectly, entered into the agreements, understanding and relationships listed in Item 7 hereto. These agreements, understandings and relationships are being filed as exhibits to this Schedule 13D and are being incorporated by reference herein. The descriptions of these agreements, understandings and relationship are contained Items 1.01; 2.01; 3.01 of Markland Form 8-K and Items 1.01; 2.01; 3.01; 5.01; 5.02 5.03 and 8.01 of Technest Form
8-K . The Forms 8-K are being filed as exhibits to this Schedule 13D and are being incorporated by reference herein. These descriptions are qualified in their entirety by reference to the complete agreements filed as exhibits hereto.

THE GENEX TRANSACTION HAS BEEN DESCRIBED IN FURTHER DETAIL IN ITEMS 1.01; 2.01 AND 3.01 OF MARKLAND FORM 8-K AND ITEMS 1.01, 2.01, 3.01, 5.01, 5.02 AND 5.03 OF
TECHNEST FORM 8-K. THE AGREEMENTS ENTERED INTO IN ORDER TO EFFECT THE GENEX TRANSACTION HAVE BEEN DESCRIBED AND PREVIOUSLY FILED WITH THE SEC AS EXHIBITS TO TECHNEST FORM 8-K. THESE AGREEMENTS (WHICH ARE LISTED IN ITEM 7 HERETO) AND THE FORMS 8-K ARE BEING FILED AS EXHIBITS TO THE SCHEDULE 13D AND ARE BEING INCORPORATED HEREIN.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

                                                                              Incorporated by reference from other
                                                                                         Technest Filing
                                                                            ----------------------------------------
Exh. No.  Description                                                       Form       Filing Date           Exhibit
--------  ----------------------------------------------------------------  ------  -----------------------  -------
1.1       Current Report on Form 8-K dated February 14, 2005 filed by       8-K        February 15, 2005
          Markland Technologies, Inc. (SEC File # 000-27023) (2)

1.2       Current Report on Form 8-K dated February 14, 2005 filed by       8-K        February 15, 2005
          Technest Holdings, Inc. (SEC File # 000-28863) (1)


2.1       Securities Purchase Agreement by and among Technest               8-K        February 15, 2005     2.1
          Holdings, Inc. and Southridge Partners LP, Southshore
          Capital Fund Limited, ipPartners, Inc, Verdi Consulting,
          Inc., DKR Soundshore Oasis Holding Fund, Ltd., DKR
          Soundshore Strategic Holding Fund, Ltd. and Deer Creek Fund,
          LP, dated February 14, 2005

2.2       Securities Purchase Agreement between Markland Technologies,      8-K        February 15, 2005     2.2
          Inc. and Technest Holdings, Inc., dated February 14, 2005

2.3       Agreement and Plan of Merger by and between Technest Holdings,    8-K        February 15, 2005     2.3
          Inc., MTECH Acquisition, Inc., Genex Technologies, Inc. and
          Jason Geng, dated February 14, 2005

                                      -11-

                                                                              Incorporated by reference from other
                                                                                         Technest Filing
                                                                            ----------------------------------------
Exh. No.  Description                                                       Form       Filing Date           Exhibit
--------  ----------------------------------------------------------------  ------  -----------------------  -------

4.1       Registration Rights Agreement between Markland Technologies,      8-K        February 15, 2005     4.1
          Inc. and Southridge Partners LP, Southshore Capital Fund
          Limited, ipPartners, Inc, Verdi Consulting, Inc., DKR
          Soundshore Oasis Holding Fund, Ltd., DKR Soundshore Strategic
          Holding Fund, Ltd. and Deer Creek Fund, LP for Markland Common
          Stock, dated February 14, 2005

4.2       Registration Rights Agreement between Technest Holdings, Inc.     8-K        February 15, 2005     4.2
          and Markland Technologies, Inc., dated February 14, 2005

4.3       Registration Rights Agreement between Technest Holdings, Inc.     8-K        February 15, 2005     4.3
          and Southridge Partners LP, Southshore Capital Fund Limited,
          ipPartners, Inc, Verdi Consulting, Inc., DKR Soundshore Oasis
          Holding Fund, Ltd., DKR Soundshore Strategic Holding Fund, Ltd.
          and Deer Creek Fund, LP for Technest Series C Preferred Stock
          and Warrants for Technest common stock, dated February 14, 2005

4.4       Registration Rights Agreement between Technest Holdings, Inc.     8-K        February 15, 2005     4.4
          and Jason Geng for registration of Earnout Shares, dated
          February 14, 2005

4.5       Registration Rights Agreement between Markland Technologies,
          Inc. and Jason Geng, dated February 14, 2005                      8-K        February 15, 2005     4.5

4.6       Form of Technest Common Stock Purchase Warrant                    8-K        February 15, 2005     4.6

4.7       Technest Series B Convertible Preferred Stock Certificate of      8-K        February 15, 2005     4.7
          Designations filed with the Secretary of State of Nevada on
          February 14, 2005

4.8       Technest Series C Convertible Preferred Stock Certificate of      8-K        February 15, 2005     4.8
          Designations filed with the Secretary of State of Nevada on
          February 14, 2005

4.9       Promissory Note issued to Jason Geng by Genex Technologies,       8-K        February 15, 2005     4.9
          Inc., dated February 14, 2005

10.1      Escrow Agreement between Markland Technologies, Inc., Technest    8-K        February 15, 2005     10.1
          Holdings, Inc., Genex Technologies, Inc., Jason Geng, and
          Wilmington Trust Company

10.2      Lock-Up Agreement of Jason Geng, dated February 14, 2005          8-K        February 15, 2005     10.2

10.3      Employment Agreement between Genex Technologies, Inc. and Jason   8-K        February 15, 2005     10.3
          Geng, dated February 14, 2005

                                      -12-

                                                                              Incorporated by reference from other
                                                                                         Technest Filing
                                                                            ----------------------------------------
Exh. No.  Description                                                       Form       Filing Date           Exhibit
--------  ----------------------------------------------------------------  ------  -----------------------  -------

10.4      Lock-up Agreement between Technest Holdings, Inc. Garth LLC and   8-K        February 15, 2005     10.4
          Southshore Capital Fund Ltd., dated February 14, 2005

10.5      2001 Technest Stock Option Plan                                   DEF 14A    June 14, 2001         C

10.6      2000 Technest Stock Option Plan                                   PRE 14A    April 27, 2000        A

10.7      1998 Technest Stock Option Plan                                   SB-2       December 22, 1998     4.2

12        Joint Filing Agreement                                            Schedule   March 3,  2005        10.9
                                                                            13D

____________________
Notes to the table:

(1) Technest Holdings, Inc.'s current report on Form 8-K dated February 14, 2005 (SEC File # 000-28863) previously filed with the SEC on February 15, 2005, also filed as an Exhibit to this Schedule 13D and is incorporated by reference as provided in Items 1 through 6 hereto.

(2) Markland Technologies, Inc. current report on Form 8-K dated February 14, 2005 (SEC File # 000-27023) previously filed with the SEC on February 15, 2005, also filed as an Exhibit to this Schedule 13D and is and incorporated by reference as provided in Items 1 through 6 hereto.

(3) Previously filed with the SEC on February 15, 2005 as exhibits to Technest current report on Form 8-K and incorporated herein by reference. (SEC File No. 000-28863) (SEC File # 000-27023).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARKLAND TECHNOLOGIES, INC.


                                   By:   /s/ Robert Tarini
                                         ---------------------------------------
                                   Name:    Robert Tarini
                                   Title:   Chief Executive Officer and Director
                                   Date:    March 3, 2005


                                   IPPARTNERS, INC.


                                   By:      /s/ Robert Tarini
                                         ---------------------------------------
                                   Name:    Robert Tarini
                                   Title:   President
                                   Date:    March 3, 2005


                                   ROBERT TARINI


                                   By:       /s/ Robert Tarini
                                         ---------------------------------------
                                   Name:    Robert Tarini
                                   Date:    March 3, 2005

                                   SCHEDULE A

         The directors and executive officers of Markland Technologies, Inc.
are:


Name                           Position                               Address
---------------------------    ------------------------------------   ----------------------------------------
Robert  Tarini                 Chief Executive Officer, Chairman of   c/o Markland
                               the Board of Directors                 88 Royal Little Drive
                                                                      Providence, Rhode Island 02904

Gino M. Pereira                Chief Financial Officer                c/o Markland
                                                                      90 Grove Street, Suite #205
                                                                      Ridgefield, Connecticut 06877

Kenneth P. Ducey, Jr.          President and Director                 c/o Markland
                                                                      90 Grove Street, Suite #205
                                                                      Ridgefield, Connecticut 06877

Dr. Joseph P. Mackin           Chief Operating Officer and Director   c/o Markland
                                                                      [88 Royal Little Drive
                                                                      Providence, Rhode Island 02904]


         ROBERT TARINI has served as Markland's Chief Executive Officer since November 14, 2003 and as our Chairman of the Board of directors since December 9, 2002. In May 2001, Mr. Tarini founded ipPartners, Inc. and has served as its President to present. ipPartners Inc. is a private company that provides services as a business analyst and consultant. Mr. Tarini is also the Chief Executive Officer and Chairman of the Board of Directors of Technest and Chief Executive Officer of Genex Technologies, Inc. since February 14, 2005. His principal occupation is to serve as Chief Executive Officer and director of Markland and Technest.

         GINO MIGUEL PEREIRA has served as Markland's Chief Financial Officer since December 7, 2004. Mr. Pereira currently serves on the board of directors of Teletrak Environmental Systems. Mr. Pereira is also Technest's Chief Financial Officer since February 17, 2005. Mr. Pereira principal occupation is to serve as Chief Financial Officer of Markland and Technest.

         KENNETH P. DUCEY, JR. has served as our President and member of Markland's board of directors since December 2002. From December 2002 to December 2004, he was also Markland's Chief Financial Officer. He resigned as Chief Financial Officer on December 7, 2005 but continues to serve as President of Markland. Mr. Ducey principal occupation is to serve as President and director of Markland.

         DR. JOSEPH P. MACKIN has been a member of our board of directors since July 13, 2004 and has served as our Chief Operating Officer since December 7, 2004. Dr. Mackin has been with EOIR for 3 years and is currently the President and Chief Executive Officer of EOIR. Dr. Mackin is responsible for strategic technology development and Homeland Security initiatives as well as corporate day-to-day operations at EOIR. He is also serving as the President of Technest Holdings, Inc. and President of Genex since February 14, 2005. His principal occupation is to serve as Chief Operating Officer and director of Markland and President of EOIR.

         All of the directors and executive officers are US citizens.

         The information regarding Markland executive officers and directors is provided solely by reason of Instruction C to Schedule 13D (with the exception of Mr. Tarini).

                                      -16-